EXHIBIT 99-5


FOR IMMEDIATE RELEASE

ACME ELECTRIC RESPONDS TO RECENT STOCK ACTIVITY


     EAST AURORA, N.Y., June 13, 1995 -- Acme Electric Corporation (NYSE: ACE) today issued a response to the recent trading activity in their stock. Daniel
K. Corwin, Senior Vice President said that, "The Company knows of no development which would yield the recent above-normal trading. The Company will release year-end results in August after the close of its fiscal year on June 30, 1995. The Company continues to progress as has been discussed in previous public releases, the most recent being May 1, 1995."

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